Exhibit 99.1

HARVEST OPERATIONS CORP. ANNOUNCES CHANGE IN THE POSITIONS CEO AND CFO

CALGARY, ALBERTA – JANUARY 13, 2012: Harvest Operations Corp. (“Harvest” or the “Company”) (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) on behalf of the Board of Directors announces that Mr. John E. Zahary has tendered his resignation as President and Chief Executive Officer, effective January 21, 2012. Mr. Zahary will continue on the Board of Harvest as a non-executive director and will continue to provide advice to the Company.

The Board has appointed Mr. Myunghuhn Yi as President and CEO. Mr. Yi is currently a director on the Harvest Board. Mr. Yi’s prior positions include CEO of Ankor E&P Holdings Corporation as well as Executive Vice President of America Group at KNOC. Mr. Yi has worked in various management positions at KNOC. He holds a Bachelor's degree in mineral and petroleum engineering from Seoul National University and a Master’s degree in petroleum engineering from Hanyang University, Korea.

“We are thankful for John’s tremendous leadership in building the company since 2006 and his tireless efforts in facilitating the transition following the acquisition of Harvest by Korea National Oil Corporation in 2009” said Dr. Seong-Hoon Kim, Chairman of the Board. “We wish John all the best in the next phase of his career.”

“Harvest’s management team remains strong and dedicated to the development of our valuable asset base in Canada, as indicated by the capital expenditure program of $770 million for 2012 announced in December” Dr. Kim added. “We have complete confidence that the talented professional team assembled at Harvest will continue to steer the company toward our objectives of growth and increased profitability. We will look at recruiting additional senior personnel to maintain the strength of our leadership team.”

The Board additionally announces that Mr. Chang-Koo Kang has been appointed Chief Financial Officer of Harvest, effective January 13, 2012. Mr. Kang will be replacing Mr. Kyungluck Sohn who will return to the position of V.P. Finance at KNOC on the same date.

Mr. Kang is currently a director of Harvest and the Vice President of KNOC's Finance Department. Prior to this, he held the position of Finance Team Senior Manager at KNOC. Mr. Kang has worked on financings for the merger and acquisitions of a number of companies. He holds a Bachelor's degree in accounting from Pusan National University and an MBA from Sogang Business School, Sogang University, Korea.

Both Mr. Kang and Mr. Sohn will remain on the Board of Harvest. The Board of Directors would also like to welcome Mr. Chang-Seok Jeong to the Board. Mr. Jeong has recently been promoted to Executive Vice President of America Group at KNOC. He holds a Master's degree in mineral and petroleum engineering from Seoul National University.

CORPORATE PROFILE

Harvest is a wholly-owned, non-guaranteed subsidiary of Korea National Oil Corporation (“KNOC”). Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	January 13, 2012

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

INVESTOR & MEDIA CONTACTS:
John Zahary, President & CEO
Kari Sawatzky, Manager, Investor Relations
Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca

CORPORATE HEAD OFFICE:
Harvest Operations Corp.
2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178
Website: www.harvestenergy.ca